SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press release dated November 2, 2005 and Financial statements for the three and twelve months ended September 30, 2005.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI ACHIEVES SOLID GROWTH IN FISCAL 2005

REVENUE UP 17.0%, EARNINGS FROM CONTINUING OPERATIONS AHEAD 18.5% AND OPERATING CASH FLOW 108.7% HIGHER

Montreal, November 2, 2005 – CGI Group Inc. (NYSE: GIB; TSX: GIB.SV.A), a leading provider of end-to-end information technology and business process services, today reported unaudited results for its fourth quarter ended September 30, 2005 and for fiscal 2005. All figures are in Canadian dollars unless otherwise indicated.

Fiscal Year 2005 Highlights

•	Revenue of $3,686.0 million was 17.0% higher in fiscal 2004 and 20.5% higher on a constant currency basis.
•	Net earnings from continuing operations increased 18.5% to $219.7 million compared with fiscal 2004.
•	Basic and diluted earnings per share from continuing operations increased to $0.50, from $0.44 in fiscal 2004.
•	The net earnings from continuing operations margin was 6.0%, compared with 5.9% a year ago.
•	Cash net earnings increased 21.4% to $302.0 million or $0.69 per share compared with fiscal 2004.
•	Cash provided by continuing operating activities increased by 108.7% to $479.7 million from 2004.
•	The backlog of signed contracts at September 30, 2005 was $12.9 billion with a weighted average remaining contract term of 6.7 years.
•	Contract bookings totaled $3.6 billion, compared with $3.0 billion in fiscal 2004.
•	Under its normal course issuer bid, CGI bought back 14.9 million Class A subordinate shares for a total consideration of $116.4 million.
•	At September 30, CGI’s cash position was $240.5 million. Long-term debt was $249.7 million and the net debt to capitalization ratio was 0.3%.

Fourth Quarter Highlights

•	Revenue was $904.8 million, 3.4% lower than in the fourth quarter of fiscal 2004, but essentially unchanged from one year ago on a constant currency basis.
•	Net earnings from continuing operations were $56.4 million, compared with $52.9 million a year ago.
•	Earnings per share from continuing operations were $0.13, compared with $0.12 in 2004.
•	The net earnings from continuing operations margin was 6.2%, up from 6.0% in the third quarter and 5.6% in the fourth quarter of fiscal 2004.
•	Cash net earnings were $77.5 million or $0.18 per share.
•	Cash provided by continuing operating activities was $121.7 million.
•	Contract bookings totaled $665.5 million.

“In the fourth quarter, we continued to generate strong cash flow and to improve profit margins on a year-over-year basis and also sequentially despite business seasonality during the summer months,” said Serge

CGI Reports 4Q and FY05 Results

November 2, 2005,

Godin, chairman and CEO. “During the fiscal year, our ability to significantly increase operating cash flow enabled us to further strengthen our balance sheet while buying back CGI shares. We again achieved strong revenue and earnings growth and solid progress within our operations in each of our main geographies.”

FINANCIAL HIGHLIGHTS

In $ millions except margin and share data amounts	3 months ended September 30		12 months ended September 30
	2005	2004	2005	2004

Revenue*	$904.8	$936.9	$3,686.0	$3,150.1
Net earnings from continuing operations	$56.4	$52.9	$219.7	$185.4
Net earnings	$55.8	$52.9	$216.5	$194.0

Cash provided by continuing operating activities	$121.7	$(2.6)	$479.7	$229.8

Net earnings from continuing operations margin	6.2%	5.6%	6.0%	5.9%

Net earnings margin	6.2%	5.6%	5.9%	6.2%

Cash net earnings	$77.5	$75.3	$302.0	$248.8

Cash net earnings margin	8.6%	8.0%	8.2%	7.9%

Basic and diluted earnings per share from continuing operations	$0.13	$0.12	$0.50	$0.44

Basic and diluted earnings per share	$0.13	$0.12	$0.49	$0.46

Order backlog	$12,863	$12,965	$12,863	$12,965

* Note: Revenue figures for the fiscal 2005 and fiscal 2004 periods have been restated following a revised accounting interpretation which reduced revenue and applicable costs of services but had no impact on net earnings or cash flows. For comparative purposes, the reclassification amounts to $13.1 million and $52.9 million for the three-month and twelve-month periods ended September 30, 2004 and $40.7 million for the nine months ended September 30, 2005. Had it not been for this revised interpretation, fiscal 2005 and 2004 revenue would have been $3,740.5 million and $3,203.0 million, respectively. For additional details, please refer to the Financial Review section of the fourth quarter MD&A and Note 1 to the Financial Statements.

Fourth Quarter Results (See also: Q4 MD&A filed with Sedar & Edgar and available at www.cgi.com). Revenue for the fourth quarter ended September 30, 2005 totaled $904.8 million, compared with $936.9 million (restated as outlined in the note to the Financial Highlights table above) in the same quarter last year. Before the effect of the currency exchange rate mainly between the Canadian and US dollars, revenue was even with a year ago. Currency fluctuations reduced revenue by $31.8 million or 3.4%, compared with the previous year. Year-over-year, external growth was 1.2%, reflecting three niche acquisitions, while organic revenue growth was negative 1.3%. Revenue was reduced mainly by the previously announced termination, earlier in fiscal 2005, of a contract that was not meeting our profitability standards.

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations (“adjusted EBIT”) were $89.4 million in the fourth quarter, compared with $83.9 million in last year’s fourth quarter. The adjusted EBIT margin was 9.9% for the quarter, up from 9.0% a year ago.

Net earnings from continuing operations in the fourth quarter increased 6.7% to $56.4 million or $0.13 per share from net earnings from continuing operations of $52.9 million or $0.12 per share in the same period of 2004. All per share data is on a basic and diluted basis, and there were 2.4% fewer average weighted shares outstanding than a year ago. The net earnings from continuing operations margin

CGI Reports 4Q and FY05 Results

November 2, 2005,

increased to 6.2% in the fourth quarter from 5.6% a year ago. For comparative purposes, under US generally accepted accounting principles (US GAAP) CGI’s net earnings from continuing operations were $0.14 per share in the fourth quarter and its net earnings from continuing operations margin was 6.8%.

Cash net earnings, which are before the amortization of intangibles, were $77.5 million or $0.18 per share in the fourth quarter of fiscal 2005, compared with $75.3 million or $0.17 per share achieved in the same quarter a year ago. Cash net earnings in the quarter represented 8.6% of revenue, compared with 8.0% a year ago. Amortization of intangibles relates mainly to the value of internal software, business solutions and client relationships gained through acquisitions and new outsourcing contracts. Management believes that net earnings before the amortization of intangibles provides better visibility of our ability to generate cash.

Net earnings including discontinued operations were $55.8 million or $0.13 per share in the fourth quarter of 2005, compared with $52.9 million or $0.12 per share a year ago.

Fiscal 2005 Results

Revenue for fiscal 2005 totaled $3,686.0 million, up 17.0% from revenue of $3,150.1 million in fiscal 2004. Both revenue figures are revised as indicated above. Internal growth was 2.2% compared with fiscal 2004, while external growth was 18.3%, partially offset by the 3.5% negative impact of foreign currency fluctuations. Total bookings were $3.6 billion, compared with bookings of $3.0 billion in fiscal 2004.

Net earnings from continuing operations increased 18.5% to $219.7 million compared with $185.4 million a year ago. Basic and diluted earnings per share from continuing operations were $0.50, compared with $0.44 in the previous year, adjusted to reflect the expensing of stock options. The net earnings from continuing operations margin was 6.0% compared with 5.9% a year ago. For the year, the expensing of stock options which is required under Canadian generally accepted accounting principles (GAAP) represented $0.05 per share. For comparative purposes, under US GAAP CGI’s net earnings from continuing operations were $0.55 per share in fiscal 2005, compared with $0.50 in fiscal 2004. Net earnings including discontinued operations increased 11.6% to $216.5 million or $0.49 per share from $194.0 million or $0.46 a year ago.

Cash net earnings, which are before the amortization of intangibles, increased by 21.4% to $302.0 million or $0.69 per share. This compares with cash net earnings of $248.8 million or $0.59 per share in fiscal 2004. The net cash earnings margin increased to 8.2% in fiscal 2005, from 7.9% in fiscal 2004.

Cash provided by continuing operating activities was $479.7 million in fiscal 2005, compared with $229.8 million a year ago.

The Company maintained a strong balance sheet. At September 30, 2005, cash and cash equivalents were $240.5 million. Long-term debt was $249.7 million and the net debt to capitalization ratio was 0.3%. At quarter end, total credit facilities available amounted to $817.8 million.

“Our long-term debt is now lower than it was prior to the AMS acquisition and our balance sheet is very strong. Our strong cash generation capabilities have made this possible and validate our ability to successfully execute our four-pillar growth strategy,” said Mr. Godin.

CGI Reports 4Q and FY05 Results

November 2, 2005,

Share Repurchase Program

Under the terms of the normal course issuer bid announced February 1, 2005, during fiscal 2005 CGI bought back 14,896,200 Class A subordinate shares at an average market price plus commission of $7.82, for an aggregate consideration of $116.4 million. The total Class A subordinate shares repurchased included 846,200 shares bought for cancellation at the end of the year; all of which were cancelled October 6, 2005. The issuer bid enables CGI to purchase on the open market, through the facilities of the Toronto Stock Exchange, up to 27,834,417 Class A subordinate shares for cancellation, by February 2, 2006.

Fourth Quarter Operating Highlights

During the quarter, CGI announced strategic contracts and investments. Bookings totaled $665.5 million. Transactions that we announced included:

•

Union Bank of California (UBOC), the fourth largest commercial bank in California and one of the top 25 banks in the United States, chose CGI’s Proponix solution to support the bank’s domestic trade finance business. Proponix is a hosted, Web-based fully integrated trade finance platform that provides access to trade services technology as a service, enabling reduced costs and enhanced customer service.

•

The acquisition of MPI Professionals. MPI was a privately-held, Manhattan-based consulting and systems integration firm with revenues of US$17 million and 80 senior-level professionals. MPI specialized in project management, compliance, convergence, risk management and straight-through processing for the financial services sector with a specific focus on capital markets.

•

The acquisition of Silver Oak Solutions, a privately-held corporation with revenues of approximately US$23 million. Silver Oak was a leading provider of spend management solutions aimed at identifying, creating and sustaining measurable cost savings in procurement spending for clients in both the government and commercial sectors. It employs 100 senior-level professionals who serve clients from offices in Boston, New York, Philadelphia and San Francisco.

Market Outlook

“Most of the recent studies and surveys conducted by market research firms show that a larger proportion of corporations than previously will increase their information technology spending over the coming quarters, a trend which is good news for systems integration and consulting practices. In addition, the outsourcing outlook both for information technology and business process services remains strong,” said Mr. Godin. “We believe that CGI is well positioned to continue to benefit from these favourable trends and remain a clear winner in its markets.”

Demand for systems integration and consulting services in North America is expected to grow by approximately 4% to 5% annually, according to industry analysts. Demand growth for IT and business process services outsourcing is projected to be stronger.

In a study commissioned by CGI, market research firm IDC in 2004 found that IT spending not yet outsourced by organizations amounts to US$60 billion a year in Canada, US$682 billion a year in the US and US$476 billion a year in Western Europe. Regarding business process services, IDC found that the annual spending not yet outsourced amounts to US$80 billion a year in Canada, US$1.5 trillion in the US and US$480 billion in Western Europe. This is one estimate of the market potential, a portion of which will be outsourced over the coming years.

CGI’s 2006-2008 business plan reaffirms its successful its four pillar growth strategy, with CGI a consolidator in its industry through a balance of organic and external growth. While CGI already has critical mass in its main geographies, it will continue to increase its presence through acquisitions in selected metro markets where it sees the greatest potential to drive organic growth.

CGI Reports 4Q and FY05 Results

November 2, 2005,

Use of Non-GAAP Financial Information

CGI reports its financial results in accordance with GAAP. However, we also use certain non-GAAP performance measures which include: adjusted earnings before interest, income taxes, entity subject to significant influence and discontinued operations (“adjusted EBIT”) and net earnings from continuing operations before amortization of finite-life intangibles (“cash net earnings”).

Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Adjusted EBIT provides information that can be used to evaluate the effectiveness of our business from an operational perspective, exclusive of the costs to finance our activities and exclusive of income taxes, neither of which are directly relevant to the operations. Cash net earnings provides better visibility of our ability to generate cash from our assets. Amortization of finite life intangibles is a non-cash item that relates mainly to the estimated value of internal software, business solutions and customer relationships gained through acquisitions and new outsourcing contracts.

These non-GAAP financial measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.

A reconciliation of these non-GAAP measures with GAAP financial statements is provided in the MD&A which is posted on CGI’s website at www.cgi.com, and filed with SEDAR and EDGAR.

Quarterly Conference Call

A conference call for the investment community will be held today, November 2, 2005, at 9:00 am (ET). Participants may access the call by dialing (888) 575-8232 or through the Internet at www.cgi.com. Supporting slides for the call will also be available at www.cgi.com. For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form and in the Company’s MD&A for the fourth quarter of 2005 filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements. CGI disclaims any intention or

CGI Reports 4Q and FY05 Results

November 2, 2005,

obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI Investor Relations

Jane Watson

Vice-president, investor relations

(416) 945-3616 or (514) 841-3238

Ronald White

Director, investor relations

(514) 841-3230

CGI Media Relations

Eileen Murphy

Director, media Relations

(514) 841-3430

Consolidated financial statements of
CGI Group Inc.
For the three and twelve months ended September 30, 2005 and 2004

Consolidated financial statements of CGI Group Inc.
For the three and twelve months ended September 30

Consolidated statements of earnings
(in thousands of Canadian dollars, except per share amounts) (unaudited)

	Three months ended September 30			Twelve months ended September 30

	2005	2004		2005	2004

		(restated	)	(restated )	(restated	)
	$		$	$		$

Revenue	904,840	936,888		3,685,986	3,150,070

Costs of services, selling and administrative	761,919	798,365		3,151,558	2,677,396
Amortization (Note 6)	53,494	54,647		199,283	162,591
Interest on long-term debt	4,807	7,375		24,014	20,672
Other income, net	(1,510)	(2,578)		(7,156)	(8,728)
Sale of right (Note 7)	--	--		(11,000)	--
Gain on sale of investment in an entity subject to significant influence (Note 5b))	--	--		(4,216)	--
Entity subject to significant influence	--	(12)		(321)	(488)

	818,710	857,797		3,352,162	2,851,443

Earnings from continuing operations before income taxes	86,130	79,091		333,824	298,627
Income taxes	29,715	26,230		114,126	113,241

Net earnings from continuing operations	56,415	52,861		219,698	185,386
Net gain (loss) from discontinued operations (Note 8)	(623)	48		(3,210)	8,655

Net earnings	55,792	52,909		216,488	194,041

Weighted-average number of outstanding Class A subordinate and Class B shares	433,788,490	444,459,163		439,349,210	419,510,503

Basic and diluted earnings per share from continuing operations	0.13	0.12		0.50	0.44

Basic and diluted earnings (loss) per share from discontinued operations	-	-		(0.01)	0.02

Basic and diluted earnings per share (Note 4)	0.13	0.12		0.49	0.46

Consolidated statements of retained earnings
(in thousands of Canadian dollars) (unaudited)

	Three months ended September 30		Twelve months ended September 30

	2005	2004	2005	2004

	$	$	$	$

Retained earnings, beginning of period, as previously reported	858,490	710,948	769,421	555,310
Change in accounting policies (Note 1)	--	(33,100)	(38,664)	(13,105)

Retained earnings, beginning of period, as restated	858,490	677,848	730,757	542,205
Net earnings	55,792	52,909	216,488	194,041
Share issue costs, net of income taxes (Note 4)	--	--	--	(5,489)
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 4a))	(19,015)	--	(51,978)	--

Retained earnings, end of period	895,267	730,757	895,267	730,757

Consolidated financial statements of CGI Group Inc.

Consolidated balance sheets
(in thousands of Canadian dollars) (unaudited)

	As at September 30, 2005	As at September 30, 2004 (restated)

	$	$
Assets Current assets
Cash and cash equivalents	240,459	200,623
Accounts receivable	487,731	546,286
Work in progress	214,470	222,278
Prepaid expenses and other current assets	75,531	89,658
Future income taxes	22,118	79,584

	1,040,309	1,138,429
Capital assets	116,388	143,641
Contract costs	228,646	278,240
Finite-life intangibles and other long-term assets (Note 2)	580,642	630,080
Future income taxes	46,601	101,899
Goodwill	1,773,370	1,827,604

Total assets before funds held for clients	3,785,956	4,119,893
Funds held for clients	200,703	196,622

	3,986,659	4,316,515

Liabilities Current liabilities
Accounts payable and accrued liabilities	378,691	427,635
Accrued compensation	107,014	110,700
Deferred revenue	127,950	123,213
Income taxes	31,955	31,369
Future income taxes	47,163	68,603
Current portion of long-term debt	14,899	14,529

	707,672	776,049

Future income taxes	238,983	287,433
Long-term debt	234,801	475,291
Accrued integration charges and other long-term liabilities	109,810	119,258

Total liabilities before clients' funds obligations	1,291,266	1,658,031
Clients' funds obligations	200,703	196,622

	1,491,969	1,854,653

Contingencies and guarantees (Note 10) Subsequent event (Note 12) Shareholders' equity
Capital stock (Note 4)	1,762,973	1,820,230
Contributed surplus	67,578	49,879
Warrants	19,655	19,655
Retained earnings	895,267	730,757
Foreign currency translation adjustment	(250,783)	(158,659)

	2,494,690	2,461,862

	3,986,659	4,316,515

Consolidated financial statements of CGI Group Inc.
For the three and twelve months ended September 30

Consolidated statements of cash flows
(in thousands of Canadian dollars) (unaudited)

	Three months ended September 30		Twelve months ended September 30

	2005	2004	2005	2004

	$	(restated) $	(restated) $	(restated) $
Operating activities Net earnings from continuing operations	56,415	52,861	219,698	185,386
Adjustments for: Amortization (Note 6)	63,387	63,094	230,933	192,325
Deferred credits	(780)	(1,547)	(3,038)	(16,439)
Future income taxes	18,439	37,208	35,650	55,626
Foreign exchange loss (gain)	(1,486)	(1,170)	1,993	(789)
Stock-based compensation expense	5,100	5,564	20,554	25,559
Sale of right (Note 7)	--	--	(11,000)	--
Gain on sale of investment in an entity subject to significant influence (Note 5b))	--	--	(4,216)	--
Entity subject to significant influence	--	(12)	(321)	(488)
Net change in non-cash working capital items	(19,335)	(158,582)	(10,576)	(211,376)

Cash provided by (used in) continuing operating activities	121,740	(2,584)	479,677	229,804

Investing activities Business acquisitions (net of cash acquired) (Note 5a) and c))	(22,622)	(7,783)	(66,229)	(589,678)
Proceeds from sale of assets and businesses (net of cash disposed) (Note 5b))	--	23,743	29,521	87,503
Proceeds from sale of right (Note 7)	--	--	11,000	--
Purchase of capital assets	(5,186)	(15,708)	(25,314)	(59,829)
Proceeds from disposal of capital assets	161	1,925	6,663	4,738
Contract costs	(7,796)	(7,120)	(27,304)	(76,260)
Reimbursement of contract costs upon termination of a contract	--	--	15,300	--
Additions to finite-life intangibles and other long-term assets	(23,457)	(22,838)	(88,000)	(84,696)
Proceeds from disposal of finite-life intangibles	4,957	--	5,251	--
Proceeds from sale of investment in an entity subject to significant influence (Note 5b))	--	--	20,849	--
Decrease in other long-term assets	2,355	3,107	13,018	17,595

Cash used in continuing investing activities	(51,588)	(24,674)	(105,245)	(700,627)

Financing activities Increase in credit facilities (Note 3)	--	--	190,000	240,534
Repayment of credit facilities	--	--	(397,578)	(219,000)
Increase in other long-term debt	--	--	--	257,604
Repayment of other long-term debt	(2,604)	(1,534)	(16,705)	(26,451)
Repurchase of Class A subordinate shares	(33,452)	--	(109,456)	--
Issuance of shares (net of share issue costs)	1,778	431	4,551	330,996

Cash (used in) provided by continuing financing activities	(34,278)	(1,103)	(329,188)	583,683

Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	(7,210)	(1,576)	(6,167)	186

Net increase (decrease) in cash and cash equivalents of continuing operations	28,664	(29,937)	39,077	113,046
Net cash and cash equivalents provided by (used in) discontinued operations	(231)	(36)	759	4,068
Cash and cash equivalents at beginning of period	212,026	230,596	200,623	83,509

Cash and cash equivalents at end of period	240,459	200,623	240,459	200,623

Interest paid	6,257	7,778	19,421	21,477
Income taxes paid	13,459	87,574	66,534	143,405
Issuance of Class A subordinate shares for business acquisitions (Note 4)	--	--	--	1,020

Notes to the consolidated financial statements
For the three and twelve months ended September 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 — Summary of significant accounting policies

Interim consolidated financial statements

The interim consolidated financial statements for the three and twelve months ended September 30, 2005 and 2004 are unaudited and include all adjustments that the management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosure provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2004. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2004, except for the accounting changes referred to below.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Restatement

The Company provides a centralized service to the Canadian property and casualty insurance industry for the purpose of ordering abstracts of driving records from government authorities. During its ongoing accounting reviews and following the clarification of generally accepted accounting principles, the Company revised the interpretation of the accounting treatment related to those services. The revised interpretation required that the revenue and applicable costs of services charged to customers be presented on a net basis rather than on a gross basis as they had been presented previously. For comparative purposes, the reclassification amounts to $13,065,000 and $52,903,000 for the three and twelve months ended September 30, 2004 as well as $40,731,000 for the nine months ended September 30, 2005. The revised presentation is in accordance with Emerging Issues Committee (“EIC”) Abstract 123, Reporting Revenue Gross as Principal versus Net as an Agent, which addresses whether an enterprise should recognize revenue based upon the gross amount billed to the customer or the net amount retained. This reclassification had no impact on net earnings or cash flows. Had it not been for this revised interpretation, fiscal 2005 and 2004 revenue would have been $3,740.5 million and $3,203.0 million, respectively.

Change in accounting policies

The Canadian Institute of Chartered Accountants (“CICA”) amended Section 3870 of the Handbook, Stock-Based Compensation and Other Stock-Based Payments, effective for fiscal years beginning on or after January 1, 2004. The amendments of the section required the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. The Company adopted the amendments of this section on a retroactive basis effective on October 1, 2004 for employee stock options granted since October 1, 2001 and beyond. As a result of applying this change, the Company has reflected an additional expense of $5,100,000 and $20,554,000 (see Note 4) recorded in cost of services, selling and administrative expenses for the three and twelve months ended September 30, 2005, respectively, and restated comparative figures for the three and twelve months ended September 30, 2004 by $5,564,000 and $25,559,000, respectively. An adjustment to retained earnings and contributed surplus of $37,857,000 as at September 30, 2004 has been made to reflect the application of this change. For the three and twelve months ended September 30, 2004, retained earnings, beginning of period, has been reduced by $32,293,000 and $12,298,000, respectively.

The CICA issued Handbook Section 3110, Asset Retirement Obligations, effective for fiscal years beginning on or after January 1, 2004. The section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company adopted the recommendations of the section on a retroactive basis effective on October 1, 2004. As a result, the Company recorded as at September 30, 2004: an increase in capital assets of $880,000, an increase in accrued integration charges and other long-term liabilities of $1,687,000 and a decrease in retained earnings of $807,000. The impact on the Company’s consolidated statements of earnings for comparative periods was negligible. The asset retirement obligations pertain to operating leases of office buildings in different locations where certain clauses require premises to be returned to their original state at the end of the lease term. The total estimated undiscounted cash flows required to settle these obligations amount to $3,600,000. The timing of the settlement of these obligations vary between one and eighteen years.

The CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities, which provides clarification on the consolidation of entities when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. This guideline came into effect for interim periods beginning on or after November 1, 2004. The adoption of this guideline did not have any impact on the Company’s consolidated financial statements.

The CICA issued EIC Abstract 150, Determining when an arrangement contains a lease, which provides guidance on how to determine whether an arrangement contains a lease that is within the scope of CICA Handbook Section 3065, Leases. The guidance in EIC 150 is based on whether the arrangement conveys to the purchaser the right to use a tangible asset, and is effective for the Company for arrangements entered into or modified after January 1, 2005. The adoption of this EIC did not have any impact on the Company’s consolidated financial statements.

Future Accounting Changes

The CICA issued Handbook Section 3855, Financial Instruments — Recognition and Measurement, effective for interim periods beginning on or after October 1, 2006. The section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, if not, they are measured at their carrying value. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

Notes to the consolidated financial statements
For the three and twelve months ended September 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 — Summary of significant accounting policies (continued)

Future Accounting Changes (continued)

The CICA issued Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for interim periods beginning on or after October 1, 2006. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, Equity, replaces Section 3250, Surplus, and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, Comprehensive Income. Upon adoption of this section, the consolidated financial statements will include comprehensive income and its components as well as accumulated other comprehensive income and its components.

The CICA issued Handbook Section 3865, Hedges, effective for interim periods beginning on or after October 1, 2006. The section describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The Company is currently evaluating the impact of the adoption of this section on the consolidated financial statements.

The CICA issued Handbook Section 3831, Non-Monetary Transactions, effective for transactions initiated in periods beginning on or after January 1, 2006. The section prescribes to record non-monetary transactions at fair value unless transaction has no commercial substance, it is an exchange of inventory, it is a non-monetary, non-reciprocal transfer to owners or it’s not reliably measurable. The Company does not believe that the adoption of this section will have a significant impact on the consolidated financial statements.

EIC Abstract 156, Accounting for Consideration Given to a Customer or Reseller by Vendor was issued which provides guidance to companies that give incentives to customers or resellers in the form of cash, equity, free gifts, coupons and other. The adoption of EIC 156 is effective for all interim and annual financial statements for fiscal years beginning on or after January 1, 2006. There will be no impact on the consolidated financial statements since the Company already adopted the US equivalent of EIC 156 which is the EITF 01-9 Accounting for Consideration Given by a Vendor to a Customer issued by Financial Accounting Standards Board’s Emerging Issues Task Forces as at September 30, 2002.

Note 2 — Finite-life intangibles and other long-term assets

	As at September 30, 2005			As at September 30, 2004

	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

	$	$	$	$	$	$
Internal software	75,088	31,056	44,032	72,515	25,549	46,966
Business solutions	227,214	51,114	176,100	226,412	48,286	178,126
Software licenses	135,991	69,644	66,347	142,578	61,878	80,700
Customer relationships and other	382,111	103,819	278,292	346,107	60,763	285,344

Finite-life intangibles	820,404	255,633	564,771	787,612	196,476	591,136

Financing lease			1,788			13,121
Investment in an entity subject to significant influence			--			16,415
Deferred financing fees and other			14,083			9,408

Other long-term assets			15,871			38,944

Total finite-life intangibles and other long-term assets			580,642			630,080

Note 3 — Credit Facilities

During the first quarter, the Company concluded a five-year unsecured revolving credit facility for an amount of $800,000,000. This agreement comprises a Canadian portion with a limit of $500,000,000 and a U.S. portion equivalent to $300,000,000. The interest rate charged is determined by the denomination of the amount drawn. In addition to this revolving credit facility, the Company has available demand lines of credit in the amounts of $27,000,000 and £2,000,000. As at September 30, 2005, an amount of $13,942,000 has been committed against these facilities to cover various letters of credit issued for clients. As at September 30, 2005, no amount had been drawn upon these facilities.

Notes to the consolidated financial statements
For the three and twelve months ended September 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 — Capital stock and stock options

a) Capital stock
The Class A subordinate and the Class B shares changed as follows:

	Twelve months ended September 30, 2005				Twelve months ended September 30, 2004

	Class A subordinate shares		Class B shares		Class A subordinate shares		Class B shares

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$		$
Balance, beginning of period	410,720,891	1,775,362	33,772,168	44,868	368,236,503	1,435,763	33,772,168	44,868
Issued for cash (1)	--	--	--	--	41,340,625	330,725	--	--
Issued as consideration for business acquisitions	--	--	--	--	136,112	1,020	--	--
Repurchased and cancelled (2)	(14,078,360)	(60,998)	--	--	--	--	--	--
Repurchased and not cancelled (2)	--	(3,665)	--	--	--	--	--	--
Options exercised (3)	805,798	7,406	--	--	1,007,651	7,854	--	--

Balance, end of period	397,448,329	1,718,105	33,772,168	44,868	410,720,891	1,775,362	33,772,168	44,868

(1)

On May 3, 2004, the Company issued 41,340,625 Class A subordinate shares to the public and to BCE for cash proceeds of $330,725,000 before share issue costs of $5,489,000 (net of income tax recoveries of $2,466,000).

(2)

On February 1, 2005, the Company announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 27,834,417 of its Class A subordinate shares for cancellation from February 3, 2005 to February 2, 2006. During the twelve months ended September 30, 2005, the Company repurchased 14,896,200 Class A subordinate shares for consideration of $116,439,000, including redemption fees in the amount of $261,000. Also during 2005, the Company received and cancelled 28,360 Class A subordinate shares for consideration of $202,000 as a settlement of an account receivable accounted for as part of a 2003 business acquisition. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased in the amount of $51,978,000 was charged to retained earnings. As of September 30, 2005, 846,200 of the repurchased Class A subordinate shares, with a carrying value of $3,665,000, were held by the Company and had not been cancelled.

(3)

During the twelve months ended September 30, 2005, 805,798 options to purchase Class A subordinate shares were exercised for proceeds of $4,551,000. The supplemental $2,855,000 increase in the carrying value of Class A subordinate shares represents the fair value of the exercised options which were recorded in contributed surplus.

b) Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Options generally vest one year from the date of grant and conditionally until achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model:

	Three months ended September 30		Twelve months ended September 30

	2005	2004	2005	2004

Compensation expense	5,100,000	5,564,000	20,554,000	25,559,000

Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	39.1%	46.1%	45.8%	47.4%
Risk free interest rate	3.35%	4.04%	3.92%	3.93%
Expected life (years)	5	5	5	5
Weighted-average grant date fair value ($)	2.92	4.04	3.85	3.68

The following table presents information concerning all outstanding stock options granted by the Company:

	Twelve months ended September 30, 2005	Twelve months ended September 30, 2004

Outstanding, beginning of period	25,537,300	20,459,515
Granted	5,079,636	7,577,166
Exercised	(805,798)	(1,007,651)
Forfeited and expired	(3,272,484)	(1,491,730)

Outstanding, end of period	26,538,654	25,537,300

Notes to the consolidated financial statements
For the three and twelve months ended September 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 — Capital stock and stock options (continued)

c) Earnings per share
The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended September 30, 2005			Three months ended September 30, 2004

	Net earnings (numerator)	Number of shares (denominator)(1)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share

	$		$	$		$
Net earnings	55,792	433,788,490	0.13	52,909	444,459,163	0.12

Dilutive options (2)		1,074,257			2,212,887
Dilutive warrants (2)		1,264,849			1,777,099

Net earnings after assumed conversions	55,792	436,127,596	0.13	52,909	448,449,149	0.12

	Twelve months ended September 30, 2005			Twelve months ended September 30, 2004

	Net earnings (numerator)	Number of shares (denominator)(1)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share

	$		$	$		$
Net earnings	216,488	439,349,210	0.49	194,041	419,510,503	0.46

Dilutive options (2)		1,077,743			1,994,835
Dilutive warrants (2)		1,146,559			1,595,014

Net earnings after assumed conversions	216,488	441,573,512	0.49	194,041	423,100,352	0.46

(1)	The 14,924,560 Class A subordinate shares repurchased during the twelve months ended September 30, 2005 were excluded from the calculation of earnings per share as of the date of repurchase.
(2)

The calculation of the dilutive effects excludes all anti-dilutive options and warrants. These are options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 15,908,588 and 22,140,883 for the three and twelve months ended September 30, 2005, respectively, and 11,998,940 and 13,194,520 for the three and twelve months ended September 30, 2004, respectively. The number of excluded warrants was 2,113,041 for the three and twelve months ended September 30, 2005 and 2004.

Notes to the consolidated financial statements
For the three and twelve months ended September 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 — Investments in subsidiaries and joint ventures

a) Acquisitions
For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

During the twelve months ended September 30, 2005, the Company increased its interest in one of its joint ventures and made five acquisitions of which the most significant were the following:

AGTI Services Conseils Inc. (“AGTI”) — On December 1, 2004, the Company purchased for $47,200,000 the remaining outstanding shares of a Montreal-based information technology consulting enterprise specializing in business and IT consulting, project and change management and productivity improvement. The acquisition was accounted for as a step-by-step purchase. The Company previously held 49% of the outstanding shares of AGTI and accounted for its investment using proportionate consolidation.

MPI Professionals (“MPI”) — On August 10, 2005, the Company acquired substantially all of the assets of MPI for a consideration of $13,000,000. MPI provides management solutions for the financial services sector.

Silver Oak Partners, Inc (“Silver Oak”) — On September 2, 2005, the Company acquired all outstanding shares of Silver Oak for a consideration of $21,800,000. Silver Oak is a leading provider of spend management solutions in both the government and commercial sectors.

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below are preliminary and based on the Company’s best estimates. The final purchase price allocations are expected to be completed as soon as the Company’s management has gathered all the significant information believed to be available and considered necessary in order to finalize these allocations.

$
Non-cash working capital items	(1,699)
Fixed assets	889
Internal software	26
Business solutions	7,315
Customer relationships	25,411
Goodwill (1)	52,176
Future income taxes	(6,833)

77,285
Cash acquired	5,271

Net assets acquired	82,556

Consideration
Cash	73,774
Holdback payable (discounted)	8,450
Acquisition costs	332

82,556

(1)	The near totality of the goodwill is included in the IT services segment and $46,527,000 is not deductible for tax purposes

b) Dispositions
On January 25, 2005, the Company disposed of its investment in Nexxlink Technologies Inc. at a price of $6.05 per share for total proceeds of $20,849,000, resulting in a pre-tax gain of $4,216,000. This investment had previously been accounted for using the equity method.

On March 8, 2005, the Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (Keyfacts), a wholly-owned subsidiary of the Company, for proceeds of $3,524,000 with an outstanding balance of sale of $1,000,000. The net assets disposed of included goodwill of $2,082,000. The transaction resulted in a net loss of $1,580,000.

On March 10, 2005, the Company disposed of its US Services to Credit Unions business unit and its CyberSuite product line for proceeds of $29,186,000 (US$24,000,000) for which there is a balance of sale of $2,189,000 (US$1,800,000). The net assets disposed of, including goodwill of $14,070,000, resulted in a net loss of $1,419,000. During the year ended September 30, 2005, a sale price adjustment was made which increased the net loss by $296,000 (US$239,000) after $174,000 (US$140,000) of tax effect and reduced the balance of sale by $470,000 (US$379,000).

c) Modifications to purchase price allocations
During the twelve months ended September 30, 2005, the Company modified the purchase price allocation and made adjustments relating to certain businesses purchased, resulting in a net decrease of non-cash working capital items and fixed assets of $23,080,000 and $1,895,000, respectively and a net increase of future income tax assets, finite-life intangibles and other long-term assets and cash of $6,227,000, $17,648,000 and $2,606,000, respectively, whereas goodwill decreased by $1,506,000. Also, $12,500,000 of goodwill arising from the acquisition of American Management Systems, Incorporated was reallocated from the IT services line of business to the business process services (BPS) line of business.

Notes to the consolidated financial statements
For the three and twelve months ended September 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 — Investments in subsidiaries and joint ventures (continued)

d) Balance of integration charges
For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total

	$	$	$
Balance, as at October 1, 2004	68,977	20,250	89,227
Adjustments to initial provision	7,091	3,230	10,321
Foreign currency translation adjustment	(4,458)	(1,096)	(5,554)
Paid during the twelve-month period	(14,492)	(17,190)	(31,682)

Balance, as at September 30, 2005 (1)	57,118	5,194	62,312

(1)	Of the total balance remaining, $21,596,000 is included in accounts payable and accrued liabilities and $40,716,000 is included in accrued integration charges and other long-term liabilities.

Note 6 — Amortization

Three months ended September 30			Twelve months ended September 30

	2005	2004	2005	2004

	$	$	$	$
Amortization of capital assets	8,742	12,387	41,420	46,804
Amortization of contract costs related to transition costs	3,859	4,660	14,548	9,633
Amortization of finite-life intangibles and other long-term assets	32,228	33,566	125,049	102,120
Impairment of contract costs and finite-life intangibles (Note 7)	8,665	4,034	18,266	4,034

	53,494	54,647	199,283	162,591
Amortization of contract costs related to incentives (presented as reduction of revenue)	6,557	8,447	28,314	29,734
Impairment of contract costs related to incentives (presented as reduction of revenue)	3,336	--	3,336	--

	63,387	63,094	230,933	192,325

The 2005 three months contract costs and finite-life intangibles impairment of $8,665,000 is composed of write-offs of $6,826,000 of contract costs and $1,839,000 of finite-life intangibles. The 2005 and 2004 write-offs relate to certain non-performing assets that are no longer expected to provide future value.

Notes to the consolidated financial statements
For the three and twelve months ended September 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 7 — Sale of right

On June 15, 2005, the Company entered into an alliance (“arrangement”) with a financial institution. Under this arrangement, the Company has sold a right to access the Company’s Canadian Credit Union customers and to offer that financial institution business solutions in exchange for cash consideration of $13,500,000. A portion of this consideration in the amount of $2,500,000 has been recorded as deferred revenue and will be reversed to earnings upon certain conditions being met. Additional consideration, up to a maximum of $10,000,000, may be received by the Company based on the number of credit union clients transitioning to the financial institution business solutions. The Company will continue to support or provide services to the Credit Unions with its current solutions and methodologies until this transitioning is completed. As a result of the above transaction, contract costs and business solutions relating to the Credit Unions in the amount of $5,106,000 and $4,495,000, respectively, were impaired and included in amortization expense.

Note 8 —Discontinued operations

During the second quarter of 2005, the Company formally adopted a plan to divest from certain activities which were not in line with the Company’s strategy. On March 8, 2005, the Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (Keyfacts), a wholly-owned subsidiary of the Company. Keyfacts is a provider of information search and retrieval services for investigative purposes. Also, on March 10, 2005, the Company disposed of its US Services to Credit Unions business unit and its CyberSuite product line. US Services to Credit Unions is a provider of core processing for credit unions in the United States.

The following table presents summarized financial information related to discontinued operations:

Three months ended September 30			Twelve months ended September 30

	2005	2004	2005	2004

	$	$	$	$
Revenue	--	9,259	17,495	77,930
Operating expenses (1)	831	8,764	12,585	56,955
Amortization	--	412	610	3,708

Earnings before income taxes	(831)	83	4,300	17,267
Income taxes (2)	(208)	35	7,510	8,612

Net gain (loss) from discontinued operation	(623)	48	(3,210)	8,655

Discontinued operations are related to the BPS segment.
(1)	For the twelve months ended September 30, 2005, operating expenses from discontinued operations are reduced by pre-tax gains from disposal of $5,012,000.
(2)

For the twelve months ended September 30, 2005, income tax expense does not bear a normal relation to earnings before income taxes since the sale included goodwill of $16,152,000 which had no tax basis.

Notes to the consolidated financial statements
For the three and twelve months ended September 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 9 — Segmented information

The Company’s operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: IT services (“IT”) and business process services (“BPS”).

The focus of these LOBs is as follows:

The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States, Europe and Asia Pacific. The professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of their offshore and nearshore delivery model;

Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended September 30, 2005	IT services	BPS	Corporate	Total

	$	$	$	$
Revenue	792,149	112,691	--	904,840

Earnings (loss) before interest, other income, entity subject to significant influence, income taxes and discontinued operations (1)	93,789	16,249	(20,611)	89,427

Total assets	2,950,840	664,172	371,647	3,986,659

(1)	Amortization included in IT services, BPS and Corporate is $54,473,000, $6,554,000 and $2,360,000, respectively, for the three months ended September 30, 2005.

As at and for the three months ended September 30, 2004 (restated)

Revenue	825,290	111,598	--	936,888

Earnings (loss) before interest, other income, entity subject to significant influence, income taxes and discontinued operations (1)	84,815	22,153	(23,092)	83,876

Total assets	3,304,918	687,680	323,917	4,316,515

(1)	Amortization included in IT services, BPS and Corporate is $56,663,000, $4,430,000 and $2,001,000, respectively, for the three months ended September 30, 2004.

As at and for the twelve months ended September 30, 2005	IT services	BPS	Corporate	Total

	$	$	$	$
Revenue	3,239,656	446,330	--	3,685,986

Earnings (loss) before interest, other income, gain on sale of investment in an entity subject to significant influence, entity subject to significant influence, income taxes and discontinued operations (1)	360,379	70,401	(84,635)	346,145

Total assets	2,950,840	664,172	371,647	3,986,659

(1)	Amortization included in IT services, BPS and Corporate is $191,002,000, $30,921,000 and $9,010,000, respectively, for the twelve months ended September 30, 2005.

As at and for the twelve months ended September 30, 2004 (restated)

Revenue	2,721,306	428,764	--	3,150,070

Earnings (loss) before interest, other income, entity subject to significant influence, income taxes and discontinued operations (1)	326,043	72,394	(88,354)	310,083

Total assets	3,304,918	687,680	323,917	4,316,515

(1)	Amortization included in IT services, BPS and Corporate is $168,931,000, $15,904,000 and $7,490,000, respectively, for the twelve months ended September 30, 2004.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual consolidated financial statements of the Company for the year ended September 30, 2004. The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were to third parties.

Notes to the consolidated financial statements
For the three and twelve months ended September 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 10 — Contingencies and guarantees

Contingencies

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on the Company’s financial position, results of operations, or the ability to carry any of its business activities.

Guarantees

Sale of assets and business divestitures

In the sale of assets or business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $80,500,000 in total, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2005. The Company does not expect to incur any potential payment in connection with these guarantees which will have a materially adverse effect on its consolidated financial statements.

U.S. Government contracts

The Company is engaged in providing services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

Other transactions

The Company is the guarantor of a US$3,000,000 letter of credit issued by a client. In the event that the client defaults on payments owed to a supplier, and the supplier draws upon the letter of credit for payment, the Company may be called upon to reimburse the amounts drawn up to a maximum of US$3,000,000. This guarantee is in effect until April 2006. As at September 30, 2005, no amount has been drawn upon the letter of credit and no amount has been accrued in the consolidated balance sheets relating to this guarantee.

In the normal course of business, the Company may provide certain customers, principally governmental entities, with financial performance guarantees, which are generally backed by surety bonds. In general, the Company would only be liable for the amount of these guarantees in the event of default in the performance of its obligations, the probability of which is remote in management’s opinion. As at September 30, 2005, the Company has US $47,800,000 and $2,900,000 outstanding surety bonds relating to these performance guarantees. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on the Company’s consolidated results of operations or financial position.

Notes to the consolidated financial statements
For the three and twelve months ended September 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 11 — Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

The material differences between Canadian and US generally accepted accounting principles (“GAAP”) affecting the Company’s consolidated financial statements are detailed in the table below. The Company’s most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and US GAAP applicable as at September 30, 2004.

	Three months ended September 30		Twelve months ended September 30
	2005	2004	2005	2004

Reconciliation of net earnings	$	$	$	$
Net earnings - Canadian GAAP	55,792	52,909	216,488	194,041
Adjustments for:
Stock-based compensation (a)	5,100	5,564	20,554	25,559
Warrants	351	351	1,405	1,405
Unearned compensation	--	--	--	(794)
Other	(159)	(499)	(665)	(1,999)

Net earnings - US GAAP	61,084	58,325	237,782	218,212

Other comprehensive income:
Foreign currency translation adjustment	(66,115)	(67,019)	(92,124)	(69,157)

Comprehensive income	(5,031)	(8,694)	145,658	149,055

Basic and diluted earnings per share - US GAAP	0.14	0.13	0.54	0.52

	As at September 30, 2005	As at September 30, 2004

Reconciliation of shareholders' equity	$	$
Shareholders' equity - Canadian GAAP	2,494,690	2,461,862
Adjustments for:
Stock-based compensation (a)	58,411	37,857
Warrants	(6,480)	(7,885)
Unearned compensation	(3,694)	(3,694)
Integration costs	(6,606)	(6,606)
Other	(9,463)	(8,798)
Goodwill	28,078	28,078
Adjustment for change in accounting policy	9,715	9,715

Shareholders' equity - US GAAP	2,564,651	2,510,529

(a)     Stock-based compensation

Under Canadian GAAP, stock-based employee compensation was accounted for using the fair value-based method beginning October 1, 2004 as required by CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. Under US GAAP, the Statement of Financial Accounting Board (SFAS) No. 123 (revised 2004), Share-Based Payment, does not require adoption of this standard until fiscal years beginning on or after June 15, 2005. Rather, SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, requires pro-forma disclosure of net earnings, and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123, Accounting for Stock-Based Compensation, was adopted. For the three and twelve months ended September 30, 2005, pro-forma net earnings and pro-forma basic and diluted earnings per share under US GAAP are $55,984,000 and $0.13 and $217,227,000 and $0.49, respectively ($52,761,000 and $0.12 and $192,653,000 and $0.46, respectively, for the three and twelve months ended September 30, 2004).

Note 12 — Subsequent event

On October 26, 2005, the Company reached an agreement to sell a large portion of its Electronic Switching services for proceeds of $28,000,000, subject to adjustments. The transaction is expected to close by the end of the calendar year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: November 2, 2005	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary